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                                                                  EXHIBIT 99.1


                              [__________], 1998

To the Stockholders of Shipman Bancorp, Inc.:

      You are cordially invited to attend a Special Meeting of Stockholders
of Shipman to be held at     [__:__ _.m.], local time, on [__________], 1998,
at [_________________________________] (the "Meeting").

     At the Meeting, stockholders will be asked to consider and vote upon the approval and adoption of an Agreement and Plan of Merger, dated March 27, 1998 (the "Merger Agreement"), among Shipman Bancorp, Inc. ("Shipman"), Carlinville National Bank Shares, Inc., a Delaware corporation ("CNB"), and Shipman Acquisition Corporation, an Illinois corporation and a wholly owned subsidiary of CNB ("Acquisition Corp").

     Pursuant to the Merger Agreement, Acquisition Corp will merge with and into Shipman (the "Merger") and the separate existence of Shipman will cease and Shipman will become a wholly-owned subsidiary of CNB. If the Merger Agreement is approved by the Shipman stockholders, and the Merger becomes effective, each outstanding share of the common stock of Shipman (except for shares held by dissenting Shipman stockholders) will be converted into the right to receive cash in the amount of $190 or two shares of the common stock of CNB. The consummation of the Merger is subject to the satisfaction of certain conditions notwithstanding the approval of the Merger by the Shipman stockholders at the Meeting.

     After carefully considering the Merger, the Merger Agreement and the benefits which will result to the Shipman stockholders, the Board of Directors of Shipman has determined that the Merger is in the best interests of the stockholders and urges that you vote in favor of the Merger Agreement.

     Your vote is important. Approval of the proposed Merger requires the affirmative vote of the holders of at least two thirds of the issued and outstanding shares of the common stock of Shipman. Whether or not you expect to attend the meeting in person, please sign and date the accompanying Proxy and mail it promptly in the enclosed envelope.

                                   Sincerely,


                                   James H. Frank
                                   Chairman of the Board